FORUM FUNDS II
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2090

November 29, 2013

EDGAR FILING

Ms. Valerie Lithothomas
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds II (Baywood SKBA ValuePlus Fund ) File Nos. 811-22842 and 333-188521

Dear Ms. Lithothomas:

Forum Funds II (the "Registrant") filed Post-Effective Amendment ("PEA") No. 2 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") regarding the Baywood SKBA ValuePlus Fund (the "Fund"), a series of the Registrant, on August 29, 2013 (accession number 0001435109-13-000418) to register the Fund as a new series of the Registrant.

Following below is a summary of the comments provided via telephone on Thursday, November 14, 2013 by the SEC Staff (the "Staff") on the filing and Registrant's responses to the comments. Defined terms used below have the same meanings as in the Fund's prospectus included in PEA 2.

The changes to the Fund's prospectus and statement of additional information as described below have been included in PEA No. 4 filed on November 29, 2013 pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) Staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

1. COMMENT: Please include the Predecessor Fund's most recent two years of audited financial statements including the applicable auditor's consent as exhibits to the Fund's Rule 485(b) filing.

Forum Funds II
U.S. Securities and Exchange Commission
November 29, 2013

RESPONSE: Registrant has included the exhibits consistent with the Staff's comment.

2. COMMENT: Please confirm in your response that the Fund meets the requirements set forth of the MassMutual Institutional No-Action letter dated September 28, 1995 (the "MassMutual Letter") including that (1) the investment policies, objectives, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund; (2) the management practices of the Fund are in all material respects equivalent to those of the Predecessor Fund; (3) the Predecessor Fund was not created for the purpose of establishing a performance record; and (4) any quotation of the Fund's performance would be accompanied by meaningful disclaimers regarding the use of such information. Please also confirm that sale of the Fund's shares will not be subject to any sales charges. If the sale of the Fund's shares is subject to a sales load, the Predecessor Fund's performance would need to be restated to reflect applicable sales charges.

RESPONSE: Registrant believes that the Fund complies with all elements of the guidance of the MassMutual Letter and that, therefore, the Fund qualifies for the continuation of the Predecessor Fund's performance history as the performance of the Fund. Namely:

1) the Predecessor Fund will directly transfer all of its assets to the Fund before the Fund commences operations;

2) the Fund will hold the same portfolio of securities held by the Predecessor Fund immediately before the conversion;

3) the investment policies, objectives, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Fund;

4) the Adviser is and will be the investment adviser of the Predecessor Fund and the Fund, respectively, and the same team of portfolio managers who managed the Predecessor Fund's portfolio will manage the Fund's portfolio;

5) the Fund will be managed in a manner that is in all material respects equivalent to the management of the Predecessor Fund;

6) the Predecessor Fund was created for purposes entirely unrelated to the establishment of a performance record; and

7) any quotation of the Fund's performance that includes the performance of the Predecessor Fund will be accompanied by disclosure to the following effect: (1) the quoted performance data includes the performance of the Predecessor Fund for periods before the Fund's registration statement became effective, (2) the Predecessor Fund was not registered under the Investment Company Act of 1940 (the "1940 Act")

Forum Funds II
U.S. Securities and Exchange Commission
November 29, 2013

and therefore was not subject to certain investment restrictions that are imposed by the 1940 Act, and (3) if the Predecessor Fund had been registered under the 1940 Act, its performance may have been adversely affected.

Registrant also confirms that the sale of the Fund's shares will not be subject to any sales charges.

3. COMMENT: Please include in your response the meaning of "Plus" in the Fund's name.

RESPONSE: The "Plus" in ValuePlus refers to the fact that stocks purchased in the portfolio generally pay a dividend and generate income.

4. COMMENT: Please confirm Registrant will file the Adviser's expense limitation agreement with respect to the Fund with the Fund's Rule 485(b) filing.

RESPONSE: Registrant has included the Adviser's expense limitation agreement with respect to the Fund in the Fund's Rule 485(b) filing.

5. COMMENT: Please confirm in your response that Registrant will file a supplement under Rule 497 to Registrant's registration statement if the Board approves a change in the Fund's expense limitation agreement prior to the filing of the Fund's first annual update of its registration statement.

RESPONSE: Registrant confirms the Fund will file a supplement consistent with the Staff's comment.

6. COMMENT: If the Adviser intends to recoup any portion of its fees within three years following any waiver of the advisory fee due to it under it's Investment Advisory Agreement between the Adviser and the Registrant please include appropriate disclosure in footnote 2 of the fee table.

RESPONSE: Registrant confirms that fees waived and/or reimbursed are subject to recoupment and has revised footnote 2 of the fee table consistent with the Staff's comment.

7. COMMENT: If the Fund will invest in unsponsored American Depositary Receipts as a principal strategy, please revise the Fund's disclosures, including the applicable risk disclosures, accordingly.

RESPONSE: Registrant confirms the Fund will not invest in unsponsored American Depositary Receipts as principal strategy and has clarified the disclosure consistent with the Staff's comment.

Forum Funds II
U.S. Securities and Exchange Commission
November 29, 2013

8. COMMENT: In the principal investment strategies, consider adding the market capitalization range of large capitalization companies in which the Fund will invest.

RESPONSE: Registrant respectfully declines the Staff's comment. Registrant's Item 4 and Item 9 disclosure states that the size of the large capitalization companies in which the Fund invests are "in the range of the Standard & Poor's 500 Index at the time of purchase."

9. COMMENT: If the Fund invests in currencies, please add applicable disclosure to the extent of the Fund's investments. If the Fund does not invest in currencies, consider removing the applicable language in the "TAXATION" section of the SAI.

RESPONSE: Registrant confirms that the Fund does not intend to invest in currencies as a principal investment strategy. That said, Registrant would prefer to keep the references to foreign currencies in the "TAXATION" section of the SAI as that language would also apply to the Fund's investments in foreign securities.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David L. Faherty
David L. Faherty

cc:	Alison Fuller, Esq. John Sullivan, Esq. Stradley Ronon Stevens & Young, LLP